The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax: 202-654-4951

www.alston.com

David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

February 27, 2017

VIA EDGAR

Ms. Sandra Hunter

Staff Attorney – Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Moody National REIT II, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 2, 2017
File No. 333-215362

Dear Ms. Hunter:

On behalf of our client, Moody National REIT II, Inc., a Maryland corporation (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated February 14, 2017 in connection with your review of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-215362 (the “Registration Statement”). For ease of reference, the text of the Staff’s comment is set forth in this letter in bold with our response immediately following the bolded comment.

The Mergers

Opinion of the Moody I Special Committee’s Financial Advisor

Summary of Financial Analyses Performed by FBR

NAV Analyses, page 97

1.	We note your response to comment 4 and we reissue our prior comment. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. We note that the appraisals commissioned by Moody I and Moody II were used by FBR in its NAV analysis and are referred to in the prospectus. Please revise to provide the disclosure required by Item 4(b) to Form S-4 and file the appraisals as exhibits, as required by Item 21(c) to Form S-4.

In response to the Staff’s comment, the Company proposes to revise the disclosure beginning on page 97 of the Registration Statement under the heading “NAV Analyses.” A copy of the disclosure beginning under the heading “Summary of Financial Analyses Performed by FBR,” including the proposed revised disclosure, marked to show revisions, is attached hereto as Annex A.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding this letter, please do not hesitate to call the undersigned at (202) 239-3345.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	Bryan Hough
Securities & Exchange Commission

Brett C. Moody
Mary E. Smith
Moody National Companies

Sharon A. Kroupa
Christopher W. Pate
Venable LLP

Daniel M. LeBey
Vinson & Elkins L.L.P.

2

Annex A

Opinion of the Moody I Special Committee’s Financial Advisor

The Moody I Special Committee retained FBR to provide it with financial advisory services in connection with the Merger and, if requested by the Moody I Special Committee, to render an opinion as to the fairness, from a financial point of view, of the consideration to be received in the Merger by Moody I’s common stockholders (other than Moody II, Merger Sub or any of their respective affiliates). The Moody I Special Committee selected FBR to serve as its financial advisor based on FBR’s qualifications, expertise and reputation, and its knowledge of Moody I’s business.

On November 15, 2016, FBR rendered its oral opinion to the Moody I Special Committee, which was subsequently confirmed in writing, to the effect that as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by FBR, all as set forth in FBR’s opinion, the consideration to be received in the Merger by Moody I’s common stockholders was fair, from a financial point of view, to Moody I’s common stockholders (other than Moody II, Merger Sub or any of their respective affiliates).

The full text of the written opinion rendered by FBR, dated November 16, 2016, is attached to this proxy statement/prospectus as Annex C and is incorporated by reference into this proxy statement/prospectus in its entirety. The written opinion sets forth, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by FBR in rendering its opinion. You are encouraged to, and should, read carefully and in their entirety the opinion and the discussion below regarding the opinion and the analyses undertaken by FBR in connection with the opinion. The summary of FBR’s opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. FBR’s opinion was directed to the Moody I Special Committee, in its capacity as such, and addressed only the fairness from a financial point of view, as of the date of the opinion, of the merger consideration to be received in the Merger by Moody I’s common stockholders other than Moody II, Merger Sub and their respective affiliates. FBR’s opinion was not intended to, and does not, constitute advice or a recommendation to any stockholder of Moody I as to how to vote or whether to take any other action with respect to the Merger.

In connection with rendering its opinion, FBR reviewed, among other things:

•	Certain publicly available material filed by Moody I with the SEC that FBR deemed to be relevant;
•	Certain historical and projected financial and operating information (including property-level financial and operating information) relating to Moody I’s business, earnings, assets and liabilities and to the prospects of Moody I, including certain financial projections (the “Moody I Projections”), each as prepared by Moody I’s management;
•	The form of Termination Agreement;
•	Certain publicly available material filed by Moody II with the SEC that FBR deemed to be relevant;
•	Certain historical and projected financial and operating information (including property-level financial and operating information) relating to Moody II’s business, earnings, assets and liabilities and to the prospects of Moody II, including certain financial projections (the “Moody II Projections”), each as prepared by Moody II’s management; and
•	The form of Moody II Amended and Restated Advisory Agreement.

In addition, FBR:

•	Held discussions with members of the respective management teams of Moody I and Moody II concerning their views of their respective company’s operations, financial condition and prospects, on a stand-alone basis and on a combined basis that gave effect to the Merger;
A-1

•	Reviewed certain financial and stock market information for selected publicly traded companies that FBR deemed to be relevant;
•	Reviewed certain financial and stock market information for selected precedent hospitality REITs and select service lodging M&A transactions that FBR deemed to be relevant;
•	Performed discounted cash flow analyses for Moody I based on projections provided by Moody I’s management;
•	Performed discounted cash flow analyses for Moody II based on projections provided by Moody II’s management;
•	Performed net asset value (“NAV”) analyses for Moody I based on projections provided by Moody I’s management;
•	Performed NAV analyses for Moody II based on projections provided by Moody II’s management; and
•	Performed such other studies and analyses, conducted such discussions, and reviewed such other presentations, reports, and materials as FBR deemed appropriate.

In rendering its opinion, FBR assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to FBR by Moody I, Moody II or their respective representatives or advisors or obtained by FBR from other sources. FBR did not independently verify (nor did it assume any obligation to verify) any such information. FBR did not undertake an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Moody I or Moody II. FBR did not evaluate the solvency or fair value of Moody I or Moody II under any state or federal laws relating to bankruptcy, insolvency or similar matters. FBR assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that, in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to its analysis. FBR assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis, that the representations and warranties of each party contained in the Merger Agreement will be true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification. FBR was advised by Moody I, and FBR assumed, without independent investigation, that the Moody I Projections were reasonably prepared and reflected the best currently available estimates and good faith judgment of Moody I’s management of the expected future competitive, operating and regulatory environments and related financial performance of Moody I. FBR was advised by Moody II, and FBR assumed, without independent investigation, that the Moody II Projections were reasonably prepared and reflected the best currently available estimates and good faith judgment of Moody II’s management of the expected future competitive, operating and regulatory environments and related financial performance of Moody II. FBR expressed no opinion with respect to the Moody I Projections or the Moody II Projections, including the assumptions on which they were based. FBR assumed no obligation to conduct, and FBR did not conduct, any physical inspection of any properties or facilities of, or managed by, Moody I or Moody II. The financial projections and estimates provided to, and utilized by, FBR are summarized below under “Certain Unaudited Moody I Prospective Financial Information” beginning on page 98 and “Certain Unaudited Moody II Prospective Financial Information” beginning on page 101. None of the financial projections furnished to FBR (including the Moody I Projections and the Moody II Projections) gives effect to the offering and sale of common stock that Moody II is expected to continue after the Merger, or to the investment of the net proceeds expected to be realized from that offering.

FBR’s opinion was necessarily based on financial, economic, market and other conditions and circumstances as they existed and could be evaluated, and the information made available to FBR, as of the date of the opinion. FBR did not undertake, and is under no obligation to, update, reaffirm or withdraw its opinion, or otherwise comment on or consider, any fact or matter affecting its opinion which may occur or come to FBR’s attention after the date of its opinion.

A-2

FBR’s opinion was furnished for the use of the Moody I Special Committee (in its capacity as such) in connection with that committee’s consideration of the Merger.

FBR was not requested to opine as to, and did not express an opinion as to or otherwise address, among other things, (i) the business decision of the Moody I Special Committee or the Moody I Board to proceed with or complete the Merger or any related transaction, (ii) the relative merits of the Merger and any other transaction or business strategy; (iii) the structure, terms or effect of any other aspect of the Merger or any other transaction contemplated by the Merger Agreement; or (iv) the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Moody I’s external manager, its officers, directors or employees, or any class of such persons in connection with the Merger relative to the Merger consideration. FBR did not express any opinion as to the prices at which Moody I’s or Moody II’s common stock or other securities will trade following the announcement or closing of the Merger. FBR is not an expert in, and its opinion did not address, any of the legal, tax or accounting aspects of the Merger. FBR relied on the assessments by the Moody I Special Committee, the Moody I Board and their respective advisors (other than FBR) as to all legal, regulatory, accounting and tax matters relevant to the Merger and any related transactions.

FBR’s opinion was only one of many factors considered by the Moody I Special Committee in evaluating the proposed Merger. Neither FBR’s opinion nor its analyses were determinative of the amount or form of the merger consideration or of the views of the Moody I Special Committee, the Moody I Board or any other party with respect to the Merger or any related transaction. FBR was not requested to, and it did not, recommend the amount or form of the consideration to be received by Moody I’s common stockholders in the Merger or any related transaction or that any given amount or form of consideration constituted the only appropriate consideration for the Merger or any related transaction. The amount and form of the merger consideration were not determined by FBR. The decision to cause Moody I to enter into the Merger Agreement was made solely by the Moody I Special Committee and the Moody I Board.

Summary of Financial Analyses Performed by FBR

The following is a summary of the material financial analyses that were performed by FBR in connection with the rendering of this opinion and were reviewed with the Moody I Special Committee on November 15, 2016.

The order in which FBR’s analyses are described below do not represent the relative importance or weight given to those analyses by FBR. The summary text describing each financial analysis does not constitute a complete description of FBR’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by FBR. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by FBR with respect to any of the analyses performed by it in connection with the FBR opinion. Rather, FBR made its determination as to the fairness of the merger consideration, from a financial point of view, to Moody I’s common stockholders (other than Moody II, Merger Sub and their respective affiliates) on the basis of its experience and professional judgment after considering the results of all of the analyses that FBR performed. The analyses summarized below include information provided in tabular formats. The respective tables do not constitute a complete description of the analyses to which they relate.

Except as otherwise noted, the information utilized by FBR in its analyses, to the extent based on market data, was based on market data as it existed on or before November 15, 2016 and therefore is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions, and other factors that influence the price of securities.

In conducting its analyses, FBR used four primary methodologies to assess the fairness, from a financial point of view, of the consideration to be received in the Merger by Moody I’s common stockholders (other than Moody II, Merger Sub and their respective affiliates). FBR conducted selected comparable public companies analyses, selected precedent transaction analyses, discounted cash flow (DCF) analyses, and net asset value (NAV) analyses. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, none of the other companies whose financial attributes were considered in these analyses (as described below) is identical to Moody I or Moody II, and those companies all differ in material ways. The fairness analysis described

A-3

below is not mathematical; rather it involves complex considerations and judgments concerning, among other things, differences in financial and operating characteristics of the companies and transactions considered by FBR, other factors that could affect the public trading value of the selected companies or financial terms of the transactions considered by FBR, in its comparable companies and corporate transactions analyses, and market conditions and other factors considered by FBR in its NAV and DCF analyses. FBR used these analyses to determine the impact of various financial metrics on the implied value per common share of Moody I and Moody II. Each of these analyses yielded a range of implied values, and the implied value ranges developed from these analyses were viewed by FBR collectively and not individually.

The implied exchange ratio ranges referenced below were calculated by (i) dividing the low end of the implied value range derived for Moody I from those analyses by the high end of the implied value range derived for Moody II from those analyses in order to calculate the low end of the implied exchange ratio ranges and (ii) dividing the high end of the implied value range derived for Moody I from those analyses by the low end of the implied value range derived for Moody II from those analyses in order to calculate the high end of the implied exchange ratio ranges.

Selected Publicly Traded Companies Analyses

FBR reviewed and compared certain publicly available financial information regarding four publicly traded REITs. These REITs were selected by FBR because each of them owns select service lodging properties, which is the same property type in which Moody I and Moody II invest. The four REITs selected by FBR were:

•	Apple Hospitality REIT, Inc.
•	Chatham Lodging Trust
•	RLJ Lodging Trust
•	Summit Hotel Properties, Inc.

For purposes of these analyses, FBR analyzed certain financial data for each of the four companies, including the consensus Wall Street research analyst forecasts (referred to as Street consensus) of calendar year 2016 funds from operations (referred to as FFO) per share, calendar year 2017 FFO per share, calendar year 2016 EBITDA, and calendar year 2017 EBITDA. The FFO per share forecasts were compared to the respective companies’ share prices, and the EBIDTA forecasts were compared to the respective companies’ enterprise values. These comparisons were based on the respective closing prices of the companies’ shares on September 2, 2016 and on the most recent publicly available information and Street consensus estimates as of the date of FBR’s opinion.

The following table reflects the results of these analyses for the four selected publicly traded REITs:

	High		Low		Mean		Median
Price/2016E FFO	10.7	x	8.6	x	9.7	x	9.7	x
Price/2017E FFO	10.3	x	8.8	x	9.6	x	9.7	x
EV/2016E EBITDA	14.3	x	10.2	x	11.9	x	11.6	x
EV/2017E EBITDA	11.4	x	10.1	x	11.4	x	11.1	x

FBR applied these multiple ranges to projected calendar year 2016 EBITDA and projected 2016 FFO for Moody I and Moody II, projected calendar year 2017 EBITDA and projected calendar year 2017 FFO for Moody I and Moody II, projected calendar year 2016 Normalized EBITDA for Moody I, and projected calendar year 2016 Normalized FFO for Moody I. The projected FFO and EBITDA for Moody I and Moody II used in this analysis were derived from the Moody I Projections and the Moody II Projections, respectively. Projected calendar year 2016 Normalized EBITDA and FFO for Moody I were calculated using calendar year 2015 operating metrics for Hampton Inn Energy Corridor, TownePlace Suites Fort Worth, Homewood Suites the Woodlands, Hampton Inn Austin Airport, Hilton Garden Inn Austin, and Homewood Suites Austin because those hotels were under renovation during 2016.

A-4

FBR used these analyses to derive the following implied per share value reference ranges for the common stock of Moody I and Moody II:

Moody I	Implied Per Share Value Reference Ranges
Price/2016E FFO	$5.58 - $6.92
Price/2016E Normalized FFO	$7.45 - $9.23
Price/2017E FFO	$9.93 - $11.60
EV/2016E EBITDA	$0.90 - $6.00
EV/2016E Normalized EBITDA	$3.12 - $9.11
EV/2017E EBITDA	$4.21 - $6.35

Moody II	Implied Per Share Value Reference Ranges
Price/2016E FFO	$10.78 - $13.35
Price/2017E FFO	$14.74 - $17.22
EV/2016E EBITDA	$8.49 - $20.55
EV/2017E EBITDA	$7.96 - $11.90

Utilizing the implied per share equity value reference ranges derived for Moody I and Moody II as described above, FBR calculated the following implied exchange ratio reference ranges, which FBR compared to the exchange ratio for the stock component of the merger consideration for the Merger of 0.41x:

Implied Exchange Ratio Reference Ranges
Price/2016E FFO	0.42x - 0.64x
Price/2016E Normalized FFO	0.56x - 0.86x
Price/2017E FFO	0.58x - 0.79x
EV/2016E EBITDA	0.04x - 0.71x
EV/2016E Normalized EBITDA	0.15x - 1.07x
EV/2017E EBITDA	0.35x - 0.80x

No company utilized in the selected publicly traded companies analyses summarized above is identical to Moody I or Moody II. In evaluating the selected publicly traded companies and performing its analyses, FBR made various judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond Moody I and Moody II’s control, such as the impact of competition on Moody I, Moody II and the industry generally, industry growth, and assumed the absence of any adverse material change in the financial condition and prospects of Moody I, Moody II or the industry, or in the financial markets in general.

Selected Precedent Transaction Analyses

FBR reviewed publicly available financial information regarding the following nine selected transactions involving select service lodging REITs and large select service lodging asset portfolios:

Acquiror	Target
Apple Hospitality REIT, Inc.	Apple REIT Ten, Inc.
MCR Development	MAR/HLT Portfolio (18 hotels)
Unknown	RLJ 24 Hotel Portfolio

A-5

Lone Star Funds	Hyatt limited service portfolio
Northstar	Chatham Lodging Trust Inland American limited service portfolio
American Realty Capital	Equity Inns
Apple REIT Nine, Inc.	Apple REIT Eight, Inc.
Apple REIT Nine, Inc.	Apple REIT Seven, Inc.
Blackstone Group L.P.	Apple REIT Six, Inc.

FBR selected these precedent transactions because they involved acquisitions announced since October 6, 2011 of companies or asset portfolios within the select service lodging industry, with a transaction value of at least $100 million, for which financial information sufficient for this purpose was publicly available. In this portion of FBR’s analysis, the financial data for the selected precedent transactions used by FBR was obtained from information that was publicly available when the respective transactions were announced. FBR calculated the EBITDA multiples and the price per key values reflected in the financial terms of these transactions.

The following table reflects the results of these analyses for the selected publicly traded REITs and large asset portfolios:

	High		Low		Mean		Median
EV/2016E EBITDA	15.6	x	12.9	x	13.7	x	13.4	x
EV/2016E Normalized EBITDA	15.6	x	12.9	x	13.7	x	13.4	x
Price/Key	$157,683		$82,079		$132,120		$140,646
Select Service Lodging Assets Price/Key	$375,000		$68,235		$150,000		$182,947

FBR also reviewed publicly available financial information relating to 47 selected transactions involving individual select service lodging assets. FBR selected these precedent transactions because they involved acquisitions of assets within the select service lodging industry with similar characteristics and in similar markets as the assets of Moody I and Moody II that occurred since December 31, 2014 and each had a transaction value of at least $5 million. FBR reviewed the price per key values reflected in the financial terms of these transactions to derive a reference range of prices per key of $109,592 to $245,422 for Moody I, using the 25th through the 75th percentiles of the price per key values reflected in the financial terms of the selected transactions and a reference range of $245,422 to $375,000 for Moody II, using the 75th through the 100th percentiles of the price per key values reflected in the financial terms of the selected transactions. The financial data for the selected transactions used by FBR was obtained from information that was publicly available when the respective transactions were announced. Different price per key reference ranges were used by FBR for Moody I and Moody II based on FBR’s professional judgment as to the relative quality and market characteristics of the assets owned by Moody I and Moody II.

FBR applied the reference ranges generated by the selected transaction analyses summarized above to Moody I’s 2016 EBITDA and Normalized EBITDA (calculated based on the Moody I Projections as described above under “—Selected Publicly Traded Companies Analyses”) and to 1,595 keys (representing the number of rooms in Moody I’s properties as of September 30, 2016). FBR applied the reference ranges generated by the 47 selected transactions involving individual select service assets Moody II’s 2016 EBITDA (derived from the Moody II Projections) and to 346 keys (representing the number of rooms in Moody II’s properties as of September 30, 2016). The reference ranges for the nine selected transactions involving select service lodging REITs and large select service lodging asset portfolios were not applied to any of Moody II’s metrics based on FBR’s professional judgment as to the relative quality and market characteristics of the assets owned by Moody II and the assets comprising the entities in selected transactions. The analyses indicated the following implied per share value reference ranges for the common stock of Moody I and Moody II:

Moody I	Implied Per Share Value Reference Ranges
EV/2016 EBITDA	$4.24 - $7.64
EV/2016E Normalized EBITDA	$7.04 - $11.03
Large Transactions Price/Key	$0.00 - $6.12
Select Service Lodging Assets Price/Key	$0.66 - $16.09

A-6

Moody II	Implied Per Share Value Reference Ranges
EV/2016E EBITDA	$16.37 - $24.41
Select Service Lodging Assets Price/Key	$10.66 - $27.66

No company or asset utilized in the selected precedent transaction analyses is identical to Moody I or Moody II or the assets of Moody I or Moody II. In evaluating selected precedent transactions and performing its analyses, FBR made various judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond Moody I and Moody II’s control, such as the impact of competition on Moody I, Moody II and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Moody I, Moody II or the industry, or in the financial markets in general.

The per share value reference ranges derived from these analyses as described above were used to derive the exchange ratio reference ranges shown in the table below, which FBR compared to the exchange ratio for the stock component of the merger consideration payable in the Merger of 0.41x:

Implied Exchange Ratio Reference Ranges
EV/2016E EBITDA	0.17x - 047x
EV/2016 Normalized EBITDA	0.29x - 0.67x
Price/Key	0.02x - 1.51x

NAV Analyses

FBR ~~analyzed Moody I and Moody II based on~~ considered and compared estimates of the net asset value, or NAV, of ~~each REIT. To calculate~~ Moody I and Moody II respectively. In performing this part of its analysis, FBR relied on estimates of NAV previously prepared and published by Moody I and Moody II and certain valuation related materials used by the managements of Moody I and Moody II to prepare those published estimates, and on other publicly available information. FBR calculated an aggregate estimated value for ~~each company’s~~ the respective real estate assets~~, FBR applied~~ of Moody I and Moody II by applying a range of blended capitalization rates to the projected calendar year 2017 net operating income (or NOI) for the properties owned by each REIT as of September 30, 2016, as reflected in the Moody I Projections and the Moody II Projections. ~~For Moody I,~~ FBR ~~applied a~~ derived the range of blended capitalization rates ~~sourced from appraisals commissioned by Moody I and from the CBRE North America Cap Rate Survey First Half 2016. Based on those sources FBR derived reference capitalization rate ranges of 8.0% – 9.5% for calendar year 2017 estimated NOI utilizing the Terminal Capitalization Rates from the appraisals, 6.4% – 9.0% for calendar year 2017 estimated NOI, utilizing the Derived Capitalization Rates from the appraisals, and 7.3% – 8.8% for calendar year 2017 estimated NOI based on the capitalization rates from the CBRE North America Cap Rate Survey First Half 2016~~it applied to the projected calendar year 2017 NOIs of Moody I and Moody II from the valuation related materials previously used by the managements of Moody I and Moody II to prepare the published estimates of NAV referred to above as well as, with respect to certain properties, from a third party market survey that FBR deemed relevant. In addition to estimating real estate values using the capitalization rate methodology described above, FBR also ~~calculated~~ estimated an aggregate value for ~~Moody I’s~~ the respective real estate assets of Moody I and Moody II by summing the individual “As-is”, and in some cases the “When-Complete” ~~appraised~~ estimated values for each property reflected in the ~~appraisals commissioned by Moody I. For Moody II, FBR derived a range of blended reference capitalization rates sourced from appraisals commissioned by Moody II and from the CBRE North America Cap Rate Survey First Half 2016. This resulted in reference capitalization rate ranges of 7.5% – 9.3% for calendar year 2017 estimated NOI, utilizing the Terminal Capitalization Rates from the appraisals, 7.2% – 9.0% to calendar year 2017 estimated NOI utilizing the Derived Capitalization Rates from the appraisals, and 6.5% – 7.3% for calendar year 2017 estimated NOI based on the capitalization rates from the CBRE North America Cap Rate Survey First Half 2016. In addition to the capitalization rate methodology, FBR also calculated an aggregate value for Moody II’s real estate assets by summing the individual “As-is” appraised values for each property reflected in the appraisals commissioned by Moody II.~~valuation related materials previously used by the managements of Moody I and Moody II to prepare published estimates of NAV.

A-7

The capitalization rate ranges derived by FBR through these analyses represented estimated blended rates reflecting FBR’s professional opinion as to the relative quality of the assets held by Moody I and Moody II and based on estimated private market capitalization rates by property type, market size and location, and other subjective factors. FBR calculated an indicative range of the NAVs of Moody I and Moody II by adding to the derived range of real estate asset values~~,~~ each REIT’s cash and the value of the REIT’s other tangible assets and subtracting the balance of debt and other non-contingent liabilities for each REIT. In the case of Moody I, when ~~using the appraised values to calculate an~~ estimating the aggregate value for Moody I’s real estate assets, approximately $7.0 million of cash held in a PIP escrow was excluded ~~from Moody I’s assets~~. FBR derived implied per share value reference ranges for Moody I and Moody II based on the NAV ranges derived from the analyses summarized above.

FBR used these analyses to derive ~~the following~~ a range of implied per share ~~value reference~~ values for the common stock of Moody I and Moody II as follows:

~~Moody I~~	Implied Per Share Value ~~Reference~~ Ranges
~~Appraised Value~~ Moody I	$ ~~10.18~~8.77 – $10.71
~~Terminal Cap Rate~~ Moody II	$ ~~8.77~~21.21 - $28.18
~~Derived Cap Rate~~	~~$ 10.71~~
~~CBRE Cap Rate~~	~~$ 9.35~~

~~Moody I~~	~~Implied Per Share Value Reference Ranges~~
~~Appraised Value~~	~~$ 22.53~~
~~Terminal Cap Rate~~	~~$ 21.21~~
~~Derived Cap Rate~~	~~$ 22.73~~
~~CBRE Cap Rate~~	~~$ 28.18~~

~~Utilizing those per share value reference ranges, FBR derived the following implied reference exchange ratios, which FBR compared to the exchange ratio for the stock component of the merger consideration payable in the Merger of 0.41x:~~

~~Implied Reference Exchange Ratio~~
~~Appraised Value~~	~~0.45x~~
~~Terminal Cap Rate~~	~~0.41x~~
~~Derived Cap Rate~~	~~0.47x~~
~~CBRE Cap Rate~~	~~0.33x~~

Discounted Cash Flow Analyses

FBR performed separate discounted cash flow analyses for Moody I and Moody II. FBR calculated the present value of the unlevered free cash flows (defined for this purpose as earnings before interest, taxes, depreciation, and amortization, excluding non-cash items, less capital expenditures forecasted by the respective managements of Moody I and Moody II, as reflected in the Moody I Projections and the Moody II Projections). FBR calculated terminal values for Moody I and Moody II by applying terminal EBITDA multiples ranging from approximately 10.0x to 13.0x for Moody I and Moody II based on the EBITDA for calendar year 2020 reflected in the Moody I Projections and the Moody II Projections and by applying a perpetuity growth rate of 1.0% to 2.0% to each REIT’s projected unlevered cash flow for calendar year 2021. The cash flows and terminal values were then discounted to present value as of June 30, 2016 using discount rates reflecting estimates of Moody I’s and Moody II’s respective weighted average costs of capital. For Moody I, the discount rate used was 8.2% and for Moody II, the discount rate used was 8.3%.

A-8

FBR used these analyses to derive the following implied per share value reference ranges for the common stock of Moody I and Moody II:

Moody I	Implied Per Share Value Reference Ranges
EBITDA Exit Multiple	$6.25 - $9.91
Perpetuity Growth Rate	$9.61 - $12.37

Moody II	Implied Per Share Value Reference Ranges
EBITDA Exit Multiple	$11.67 - $18.23
Perpetuity Growth Rate	$18.05 - $23.07

Utilizing those implied per share value reference ranges, FBR derived the following implied exchange ratio reference ranges, which FBR compared to the exchange ratio for the stock component of the merger consideration payable in the Merger of 0.41x:

Implied Exchange Ratio Reference Ranges
EBITDA Exit Multiple	0.34x - 0.85x
Perpetuity Growth Rate	0.42x - 0.69x

Other Matters

FBR was engaged by the Moody I Special Committee to act as its financial advisor in connection with the Merger and, if requested by the Moody I Special Committee, to render an opinion to the Moody I Special Committee as to the fairness, from a financial point of view and as of such date, of the consideration to be received in the Merger by the Moody I stockholders (other than Moody II, Merger Sub or any of their respective affiliates). Pursuant to its engagement by the Moody I Special Committee, FBR is entitled to an aggregate fee of $1,908,481 for its services, of which a portion was payable upon and following FBR’s engagement by the Moody I Special Committee, $250,000 was payable upon delivery of FBR’s opinion and $1,533,481 is contingent upon consummation of the Merger. Moody I also has agreed to reimburse FBR for certain expenses and to indemnify FBR, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under federal securities laws, arising out of or related to FBR’s engagement. In the past five years, no other fees have been received by FBR from Moody I, Moody II or any of their respective corporate affiliates or controlling persons except as described in herein.

A-9